UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of March, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                      Press Release
[LOGO - GRUPO TELEVISA, S.A.]                         FOR IMMEDIATE RELEASE
                                                      ---------------------

                 GRUPO TELEVISA ANNOUNCES GDR RATIO CHANGE

Mexico City, March 10, 2006--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) announced today that it plans to change its current Global Depositary Receipts (GDR) ratio from the current 1 GDR per 20 Certificados de Participacion Ordinarios (CPOs) to 1 GDR per 5 CPOs, a 1:4 GDR split. This ratio change will be effective for holders of record on February 27, 2006. The effective date for the ratio change will be on March 22, 2006. The purpose of the GDR ratio change is to align Televisa's GDR price with other media shares and GDRs and increase liquidity in the trading of Televisa GDRs on the New York Stock Exchange. There will be no change to the CPOs or the underlying Televisa shares.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

                                    ###

INVESTOR RELATIONS CONTACTS                       MEDIA RELATIONS CONTACT:

MICHEL BOYANCE / ALEJANDRO EGUILUZ                MANUEL COMPEAN
Tel: (5255) 5261-2445                             Tel: (5255) 5728 3815
Fax: (5255)5261-2494                              Fax: (5255) 5728 3632
ir@televisa.com.mx                                mcompean@televisa.com.mx





                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: March 13, 2006                        By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President